    Exhibit 99.9

Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Condensed Balance Sheet as at June 30, 2020, the Condensed Statement of Profit and Loss (including Other Comprehensive Income), the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the three months period ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with Indian Accounting Standard 34 Interim Financial Reporting (“Ind AS 34’) prescribed under section 133 of the Act read and other accounting principles generally accepted in India, of the state of affairs of the Company as at June 30, 2020, the profit and total comprehensive income, changes in equity and its cash flows for the three months period ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (SAs) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Emphasis of Matter

As described in Note 2.21 to the interim condensed standalone financial statements, the Company has responded to inquiries from Indian regulatory authorities relating to whistle blower allegations. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Management Responsibilities for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, including total comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed standalone financial statements.

We also communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sanjiv V. Pilgaonkar

Partner

Place: Mumbai Date: July 15, 2020	(Membership No.039826) UDIN: 20039826AAAAFM3530

INFOSYS LIMITED

Condensed Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the three months ended June 30, 2020

Index
Condensed Balance Sheet
Condensed Statement of Profit and Loss
Condensed Statement of Changes in Equity
Condensed Statement of Cash Flows
Overview and notes to the financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates
2. Notes to financial statements
2.1 Property, plant and equipment
2.2 Leases
2.3 Investments
2.4 Loans
2.5 Other financial assets
2.6 Trade Receivables
2.7 Cash and cash equivalents
2.8 Earmarked bank balance for dividend
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Trade payables
2.14 Other liabilities
2.15 Provisions
2.16 Income taxes
2.17 Revenue from operations
2.18 Other income, net
2.19 Expenses
2.20 Reconciliation of basic and diluted shares used in computing earning per share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment Reporting

INFOSYS LIMITED

(In crore)

Condensed Balance Sheet as at	Note No.	June 30, 2020	March 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	2.1	11,099	11,092
Right-of-use assets	2.2	2,665	2,805
Capital work-in-progress		1,086	945
Goodwill		29	29
Other intangible assets		41	48
Financial assets
Investments	2.3	16,169	13,916
Loans	2.4	78	298
Other financial assets	2.5	598	613
Deferred tax assets (net)		1,240	1,429
Income tax assets (net)		4,772	4,773
Other non-current assets	2.9	1,144	1,273
Total non - current Assets		38,921	37,221
Current assets
Financial assets
Investments	2.3	2,055	4,006
Trade receivables	2.6	16,250	15,459
Cash and cash equivalents	2.7	13,280	13,562
Earmarked bank balance for dividend	2.8	4,046	–
Loans	2.4	300	307
Other financial assets	2.5	5,212	4,398
Other current assets	2.9	6,122	6,088
Total current assets		47,265	43,820
Total Assets		86,186	81,041
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,129	2,129
Other equity		60,331	60,105
Total equity		62,460	62,234
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.2	2,672	2,775
Other financial liabilities	2.12	70	49
Deferred tax liabilities (net)		520	556
Other non-current liabilities	2.14	351	207
Total non - current liabilities		3,613	3,587
Current liabilities
Financial liabilities
Trade payables	2.13
Total outstanding dues of micro enterprises and small enterprises		–	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		1,502	1,529
Lease liabilities	2.2	413	390
Other financial liabilities	2.12	11,205	7,936
Other current liabilities	2.14	4,473	3,557
Provisions	2.15	573	506
Income tax liabilities (net)		1,947	1,302
Total current liabilities		20,113	15,220
Total equity and liabilities		86,186	81,041

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended June 30,
		2020	2019
Revenue from operations	2.17	20,325	19,131
Other income, net	2.18	478	713
Total income		20,803	19,844
Expenses
Employee benefit expenses	2.19	11,222	10,380
Cost of technical sub-contractors		2,095	2,044
Travel expenses		92	700
Cost of software packages and others	2.19	481	363
Communication expenses		114	93
Consultancy and professional charges		193	234
Depreciation and amortization expense		546	510
Finance cost		31	27
Other expenses	2.19	651	672
Total expenses		15,425	15,023
Profit before tax		5,378	4,821
Tax expense:
Current tax	2.16	1,225	1,316
Deferred tax	2.16	145	(64)
Profit for the period		4,008	3,569
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		156	(17)
Equity instruments through other comprehensive income, net		–	–
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(6)	(24)
Fair value changes on investments, net	2.3	49	15

Total other comprehensive income/ (loss), net of tax		199	(26)

Total comprehensive income for the period		4,207	3,543
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		9.41	8.26
Diluted ()		9.41	8.25
Weighted average equity shares used in computing earnings per equity share
Basic	2.20	4,25,90,60,343	4,32,23,19,378
Diluted	2.20	4,26,07,02,640	4,32,45,43,369

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

INFOSYS LIMITED

Condensed Statement of Changes in Equity

 (In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Capital reserve		Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
							Capital reserve	Other reserves(2)
Balance as at April 1, 2019	2,178	138	54,070	190	227	2,479	54	3,219	61	80	21	(6)	62,711
Impact on account of adoption of Ind AS 116	–	–	(17)	–	–	–	–	–	–	–	–	–	(17)
	2,178	138	54,053	190	227	2,479	54	3,219	61	80	21	(6)	62,694
Changes in equity for the three months ended June 30, 2019
Profit for the period	–	–	3,569	–	–	–	–	–	–	–	–	–	3,569
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	(17)	(17)
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	–	–	–	(24)	–	(24)
Fair value changes on investments, net* (refer note no. 2.3)	–	–	–	–	–	–	–	–	–	–	–	15	15
Total comprehensive income for the period	–	–	3,569	–	–	–	–	–	–	–	(24)	(2)	3,543
Transfer to general reserve	–	–	(1,470)	1,470	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(548)	–	–	548	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	228	–	–	(228)	–	–	–	–	–	–	–
Amount transferred to capital redemption reserve upon buyback	–	–	–	(33)	–	–	–	–	33	–	–	–	–
Exercise of stock options (refer note no. 2.11)	–	12	–	–	(12)	–	–	–	–	–	–	–	–
Share based payment to employees (refer note no. 2.11)	–	–	–	–	63	–	–	–	–	–	–	–	63
Buyback of equity shares	(33)	–	(4,694)	(1,533)	–	–	–	–	–	–	–	–	(6,260)
Transaction cost relating to buyback*	–	–	–	(7)	–	–	–	–	–	–	–	–	(7)
Dividends (including dividend distribution tax)	–	–	(5,446)	–	–	–	–	–	–	–	–	–	(5,446)
Balance as at June 30, 2019	2,145	150	45,692	87	278	2,799	54	3,219	94	80	(3)	(8)	54,587

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve(1)	Capital reserve		Capital redemption reserve	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
							Capital reserve	Other reserves(2)
Balance as at April 1, 2020	2,129	268	52,419	106	297	3,907	54	3,082	111	49	(15)	(173)	62,234
Changes in equity for the three months ended June 30, 2020
Profit for the period	–	–	4,008	–	–	–	–	–	–	–	–	–	4,008
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	–	–	–	–	156	156
Equity instruments through other comprehensive income*	–	–	–	–	–	–	–	–	–	–	–	–	–
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	–	–	–	–	(6)	–	(6)
Fair value changes on investments*	–	–	–	–	–	–	–	–	–	–	–	49	49
Total comprehensive income for the period	–	–	4,008	–	–	–	–	–	–	–	(6)	205	4,207
Transfer to general reserve	–	–	(1,554)	1,554	–	–	–	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	(706)	–	–	706	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	295	–	–	(295)	–	–	–	–	–	–	–
Exercise of stock options (refer note no.2.11)	–	37	–	–	(37)	–	–	–	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	1	(1)	–	–	–	–	–	–	–	–
Shares issued on exercise of employee stock options (refer note no.2.11)	–	2	–	–	–	–	–	–	–	–	–	–	2
Employee stock compensation expense (refer to note no. 2.11)	–	–	–	–	63	–	–	–	–	–	–	–	63
Dividends	–	–	(4,046)	–	–	–	–	–	–	–	–	–	(4,046)
Balance as at June 30, 2020	2,129	307	50,416	1,661	322	4,318	54	3,082	111	49	(21)	32	62,460

* net of tax

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

INFOSYS LIMITED

Condensed Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Three months ended June 30,
		2020	2019
Cash flow from operating activities:
Profit for the period		4,008	3,569
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.1 & 2.2	546	510
Income tax expense	2.16	1,370	1,252
Impairment loss recognized / (reversed) under expected credit loss model		85	46
Finance cost		31	27
Interest and dividend income		(350)	(465)
Stock compensation expense		68	58
Other adjustments		8	(41)
Exchange differences on translation of assets and liabilities		(8)	1
Changes in assets and liabilities
Trade receivables and unbilled revenue		(769)	(1,106)
Other financial assets and other assets		(21)	(123)
Trade payables		(27)	(357)
Other financial liabilities, other liabilities and provisions		239	806
Cash generated from operations		5,180	4,177
Income taxes paid		(575)	(683)
Net cash generated by operating activities		4,605	3,494
Cash flow from investing activities:
Expenditure on property, plant and equipment		(338)	(952)
Deposits placed with corporations		(130)	(6)
Loans to employees		87	11
Loan given to subsidiaries		(76)	(1,201)
Loan repaid by subsidiaries		226	33
Proceeds from redemption of debentures		107	70
Investment in subsidiaries		(59)	–
Payment of contingent consideration pertaining to acquisition		(122)	–
Redemption of escrow pertaining to buyback		–	207
Other receipts		12	–
Payments to acquire investments
Preference, equity securities and others		(1)	–
Liquid mutual fund units and fixed maturity plan securities		(4,202)	(9,110)
Tax free bonds and Government bonds		–	(11)
Government Securities		(3,076)	(694)
Proceeds on sale of investments
Liquid mutual fund units and fixed maturity plan securities		5,078	9,815
Tax free bonds and Government bonds		–	12
Non-convertible debentures		295	282
Certificates of deposit		250	625
Commercial paper		–	500
Government Securities		822	908
Interest and dividend received		352	422
Net cash used in investing activities		(775)	911
Cash flow from financing activities:
Payment of lease liabilities	2.2	(71)	(94)
Buyback of equity shares including transaction cost		–	(4,763)
Shares issued on exercise of employee stock options		2	–
Payment of dividends (including dividend distribution tax)		–	(4,516)
Net cash used in financing activities		(69)	(9,373)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		3	(10)
Net increase / (decrease) in cash and cash equivalents		3,761	(4,968)
Cash and cash equivalents at the beginning of the period	2.7	13,562	15,551
Cash and cash equivalents at the end of the period		17,326	10,573
Supplementary information:
Restricted cash balance	2.7	101	144

Closing cash and cash equivalents as per standalone statement of cash flows		17,326	13,562
Less: Earmarked bank balance for dividend	2.8	(4,046)	–
Closing cash and cash equivalents as per Standalone Balance Sheet	2.7	13,280	13,562

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm's Registration Number: 117366W/W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Mumbai July 15, 2020	Bengaluru July 15, 2020

INFOSYS LIMITED

Notes to the Interim Condensed Standalone Financial Statements

1. Overview

1.1	Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronic city, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The interim condensed standalone financial statements are approved for issue by the Company's Board of Directors on July 15, 2020.

1.2 Basis of preparation of financial statements

These interim condensed standalone financial statements are prepared in accordance with Indian Accounting Standard 34 (Ind AS 34), under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed standalone financial statements do not include all the information required for a complete set of financial statements. These interim condensed standalone financial statements should be read in conjunction with the standalone financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2020. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

1.3 Use of estimates and judgments

The preparation of the interim condensed financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim condensed standalone financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these interim condensed standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer note no. 2.16 and note no. 2.21.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer note no. 2.1

d. Leases

Ind AS 116 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the company has concluded that no material changes are required to lease period relating to the existing lease contracts. Refer note no 2.2

e. Allowance for credit losses on receivables and unbilled revenue

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considered current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates. In calculating expected credit loss, the Company has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID-19.

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)(2)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended June 30, 2020 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,316	9,038	3,038	1,094	5,690	1,875	669	43	22,763
Additions	69	39	13	11	305	11	2	–	450
Deletions	–	–	(1)	(2)	(6)	(1)	(8)	–	(18)
Gross carrying value as at June 30, 2020	1,385	9,077	3,050	1,103	5,989	1,885	663	43	23,195
Accumulated depreciation as at April 1, 2020	–	(3,114)	(2,053)	(787)	(4,197)	(1,246)	(248)	(26)	(11,671)
Depreciation	–	(86)	(72)	(29)	(171)	(51)	(32)	(2)	(443)
Accumulated depreciation on deletions	–	–	1	2	6	1	8	–	18
Accumulated depreciation as at June 30, 2020	–	(3,200)	(2,124)	(814)	(4,362)	(1,296)	(272)	(28)	(12,096)
Carrying value as at April 1, 2020	1,316	5,924	985	307	1,493	629	421	17	11,092
Carrying value as at June 30, 2020	1,385	5,877	926	289	1,627	589	391	15	11,099

The changes in the carrying value of property, plant and equipment for the three months ended June 30, 2019 are as follows:

(In crore)

Particulars	Land- Freehold	Land- Leasehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2019	1,305	593	8,070	2,612	938	5,052	1,454	414	37	20,475
Additions	–	–	164	88	29	181	120	73	2	657
Reclassification on account of adoption of Ind AS 116 (Refer to note 2.2)	–	(593)	–	–	–	–	–	–	–	(593)
Deletions	–	–	–	–	(1)	(15)	(2)	–	–	(18)
Gross carrying value as at June 30, 2019	1,305	–	8,234	2,700	966	5,218	1,572	487	39	20,521
Accumulated depreciation as at April 1, 2019	–	(32)	(2,797)	(1,762)	(672)	(3,605)	(1,039)	(153)	(21)	(10,081)
Depreciation	–	–	(75)	(70)	(28)	(181)	(50)	(23)	(1)	(428)
Reclassification on account of adoption of Ind AS 116 (Refer to note 2.2)	–	32	–	–	–	–	–	–	–	32
Accumulated depreciation on deletions	–	–	–	–	1	15	2	–	–	18
Accumulated depreciation as at June 30, 2019	–	–	(2,872)	(1,832)	(699)	(3,771)	(1,087)	(176)	(22)	(10,459)
Carrying value as at April 1, 2019	1,305	561	5,273	850	266	1,447	415	261	16	10,394
Carrying value as at June 30, 2019	1,305	–	5,362	868	267	1,447	485	311	17	10,062

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

2.2 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land and buildings. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended June 30, 2020:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2020	554	2,209	42	2,805
Additions*	–	(39)	30	(9)
Deletion	–	(35)	–	(35)
Depreciation	(1)	(90)	(5)	(96)
Balance as at June 30, 2020	553	2,045	67	2,665

* Net of lease incentives of 48 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the three months ended June 30, 2019:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2019	–	1,861	–	1,861
Reclassified on account of adoption of Ind AS 116 (refer to note 2.1)	561	–	–	561
Additions	–	51	–	51
Depreciation	(1)	(75)	–	(76)
Balance as at June 30, 2019	560	1,837	–	2,397

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at June 30, 2020 and March 31, 2020:

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Current lease liabilities	413	390
Non-current lease liabilities	2,672	2,775
Total	3,085	3,165

2.3 INVESTMENTS

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non-current investments
Equity instruments of subsidiaries	7,612	7,553
Debentures of subsidiary	1,052	1,159
Redeemable Preference shares of subsidiary	1,318	1,318
Preference securities and equity instruments	103	103
Others	31	30
Tax free bonds	1,825	1,825
Government bonds	13	13
Non-convertible debentures	1,226	1,251
Government Securities	2,989	664
Total non-current investments	16,169	13,916
Current investments
Liquid mutual fund units	911	2,019
Certificates of deposit	648	886
Fixed maturity plans securities	80	428
Non-convertible debentures	416	673
Total current investments	2,055	4,006
Total carrying value	18,224	17,922

(In crore, except as otherwise stated)

Particulars	As at
	June 30, 2020	March 31, 2020
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited	660	660
3,38,23,444 (3,38,23,444) equity shares of 10/- each, fully paid up
Infosys Technologies (China) Co. Limited	333	333
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	900	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC (1)	1,373	1,335
Infosys Consulting Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Kallidus Inc.	150	150
10,21,35,416 (10,21,35,416) shares
Skava Systems Private Limited	59	59
25,000 (25,000) shares of 10/- each, fully paid up
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
WongDoody Holding Company Inc	380	359
2,000 (2,000) shares
Infosys Luxembourg S.a r.l.	4	4
5,000 (3,700) shares
Infosys Austria GmBH ( formerly known as Lodestone Management Consultants GmbH)	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	183	183
16,49,15,570 (16,49,15,570) shares of BRL 1 per share, fully paid up
Infosys Romania	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Investment in Redeemable Preference shares of subsidiary
Infosys Consulting Pte Ltd	1,318	1,318
24,92,00,000 (24,92,00,000) shares of SGD 1 per share, fully paid up
	8,930	8,871
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
10,52,00,000 (11,59,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	1,052	1,159
	1,052	1,159
Investments carried at fair value through profit or loss
Others (2)	31	30
	31	30
Investment carried at fair value through other comprehensive income
Preference securities	101	101
Equity instruments	2	2
	103	103
Quoted
Investments carried at amortized cost
Tax free bonds	1,825	1,825
Government bonds	13	13
	1,838	1,838
Investments carried at fair value through other comprehensive income
Non-convertible debentures	1,226	1,251
Government Securities	2,989	664
	4,215	1,915
Total non-current investments	16,169	13,916
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	911	2,019
	911	2,019
Investments carried at fair value through other comprehensive income
Certificates of deposit	648	886
	648	886
Quoted
Investments carried at fair value through profit or loss
Fixed maturity plans securities	80	428
	80	428
Investments carried at fair value through other comprehensive income
Non-convertible debentures	416	673
	416	673
Total current investments	2,055	4,006
Total investments	18,224	17,922
Aggregate amount of quoted investments	6,549	4,854
Market value of quoted investments (including interest accrued), current	495	1,101
Market value of quoted investments (including interest accrued), non current	6,422	4,048
Aggregate amount of unquoted investments	11,675	13,068
(1) Aggregate amount of impairment in value of investments	121	121
Reduction in the fair value of assets held for sale	854	854
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	469	469
Investments carried at cost	8,930	8,871
Investments carried at amortized cost	2,890	2,997
Investments carried at fair value through other comprehensive income	5,382	3,577
Investments carried at fair value through profit or loss	1,022	2,477

(2)	Uncalled capital commitments outstanding as of June 30, 2020 and March 31, 2020 was 14 crore and 15 crore, respectively

Refer note no. 2.10 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		June 30, 2020	March 31, 2020
Liquid mutual fund units	Quoted price	911	2,019
Fixed maturity plan securities	Market observable inputs	80	428
Tax free bonds and government bonds	Quoted price and market observable inputs	2,232	2,135
Non-convertible debentures	Quoted price and market observable inputs	1,642	1,924
Government Securities	Quoted price	2,989	664
Certificate of deposits	Market observable inputs	648	886
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model	103	103
Others	Discounted cash flows method, Market multiples method, Option pricing model	31	30

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3.1 Proposed transfer

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation.

2.4 LOANS

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non- Current
Loan receivables considered good - Unsecured
Loans to subsidiaries	60	277
Other Loans
Loans to employees	18	21
	78	298
Unsecured, considered doubtful
Other Loans
Loans to employees	20	24
	98	322
Less: Allowance for doubtful loans to employees	20	24
Total non - current loans	78	298
Current
Loan receivables considered good - Unsecured
Loans to subsidiaries	180	103
Other Loans
Loans to employees	120	204
Total current loans	300	307
Total Loans	378	605

2.5 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non-current
Security deposits (1)	46	46
Net investment in Sublease of right of use asset (1)	388	398
Rental deposits (1)	164	169
Total non-current other financial assets	598	613
Current
Security deposits (1)	1	1
Rental deposits (1)	9	4
Restricted deposits (1)*	1,773	1,643
Unbilled revenues (1)(5)#	2,066	1,973
Interest accrued but not due (1)	422	441
Foreign currency forward and options contracts (2)(3)	70	19
Net investment in Sublease of right of use asset (1)	36	35
Others (1)(4) **	835	282
Total current other financial assets	5,212	4,398
Total other financial assets	5,810	5,011
(1) Financial assets carried at amortized cost	5,740	4,992
(2) Financial assets carried at fair value through other comprehensive income	14	9
(3) Financial assets carried at fair value through Profit or Loss	56	10
(4) Includes dues from subsidiaries	34	65
(5) Includes dues from subsidiaries	74	84

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

**	Other receivables includes 602 crore towards redemption of mutual funds

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.6 TRADE RECEIVABLES

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Current
Unsecured
Considered good(2)	16,250	15,459
Considered doubtful	572	491
	16,822	15,950
Less: Allowances for credit losses	572	491
Total trade receivables(1)	16,250	15,459
(1) Includes dues from companies where directors are interested	–	–
(2) Includes dues from subsidiaries	389	408

2.7 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Balances with banks
In current and deposit accounts	8,216	8,048
Cash on hand	–	–
Others
Deposits with financial institutions	5,064	5,514
Total Cash and cash equivalents	13,280	13,562
Balances with banks in unpaid dividend accounts	30	30
Deposit with more than 12 months maturity	7,321	6,171
Balances with banks held as margin money deposits against guarantees	71	71

Cash and cash equivalents as at June 30, 2020 and March 31, 2020 include restricted cash and bank balances of 101 crore and 101 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.8 EARMARKED BANK BALANCE FOR DIVIDEND

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Current
Earmarked bank balance for dividend	4,046	–
Total	4,046	–

The Board of Directors in their meeting held on April 20, 2020 recommended a final dividend of 9.50/- per equity share for the financial year ended March 31, 2020. The same was approved by the shareholders at the Annual General Meeting held on June 27, 2020. Earmarked bank balance for dividend represents cash which is deposited in a designated bank account only for payment of final dividend for financial year ended March 31, 2020.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non-current
Capital advances	243	310
Advances other than capital advance
Others
Prepaid expenses	48	51
Prepaid gratuity	82	143
Deferred contract cost	10	10
Withholding taxes and others	761	759
Total non-current other assets	1,144	1,273
Current
Advances other than capital advance
Payment to vendors for supply of goods	127	129
Others
Prepaid expenses (1)	736	736
Unbilled revenues(2)	3,653	3,856
Deferred contract cost	12	11
Withholding taxes and others	1,577	1,356
Other receivables	17	–
Total current other assets	6,122	6,088
Total other assets	7,266	7,361
(1) Includes dues from subsidiaries	170	168
(2) Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. As at June 30, 2020 Cenvat recoverable includes 355 crore which are pending adjudication. The Company expects these amounts to be sustainable on adjudication and recoverable on final resolution.

2.10 FINANCIAL INSTRUMENTS

Accounting Policy

2.10.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to financial instruments by category table below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at June 30, 2020 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	13,280	–	–	–	–	13,280	13,280
Earmarked bank balance for dividend (Refer Note no. 2.8)	4,046	–	–	–	–	4,046	4,046
Investments (Refer note no.2.3)
Preference securities, Equity instruments and others	–	–	31	103	–	134	134
Tax free bonds and government bonds	1,838	–	–	–	–	1,838	2,232(2)
Liquid mutual fund units	–	–	911	–	–	911	911
Redeemable, non-convertible debentures (1)	1,052	–	–	–	–	1,052	1,052
Fixed maturity plan securities	–	–	80	–	–	80	80
Certificates of deposit	–	–	–	–	648	648	648
Non convertible debentures	–	–	–	–	1,642	1,642	1,642
Government Securities	–	–	–	–	2,989	2,989	2,989
Trade receivables (Refer Note no. 2.6)	16,250	–	–	–	–	16,250	16,250
Loans (Refer note no. 2.4)	378	–	–	–	–	378	378
Other financial assets (Refer Note no. 2.5) (4)	5,740	–	56	–	14	5,810	5,722(3)
Total	42,584	–	1,078	103	5,293	49,058	49,364
Liabilities:
Trade payables (Refer Note no. 2.13)	1,502	–	–	–	–	1,502	1,502
Lease liabilities (Refer Note no. 2.2)	3,085	–	–	–	–	3,085	3,085
Other financial liabilities (Refer Note no. 2.12)	9,564	–	61	–	33	9,658	9,658
Total	14,151	–	61	–	33	14,245	14,245

(1)	The carrying value of debentures approximates fair value as the instruments are at prevailing market rates
(2)	On account of fair value changes including interest accrued
(3)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 88 crore
(4)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2020 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.7)	13,562	–	–	–	–	13,562	13,562
Investments (Refer Note no. 2.3)
Preference securities, Equity instruments and others	–	–	30	103	–	133	133
Tax free bonds and government bonds	1,838	–	–	–	–	1,838	2,135
Liquid mutual fund units	–	–	2,019	–	–	2,019	2,019
Redeemable, non-convertible debentures (1)	1,159	–	–	–	–	1,159	1,159
Fixed maturity plan securities	–	–	428	–	–	428	428
Certificates of deposit	–	–	–	–	886	886	886
Government Securities	–	–	–	–	664	664	664
Non convertible debentures	–	–	–	–	1,924	1,924	1,924
Trade receivables (Refer Note no. 2.6)	15,459	–	–	–	–	15,459	15,459
Loans (Refer note no. 2.4)	605	–	–	–	–	605	605
Other financial assets (Refer Note no. 2.5)(4)	4,992	–	10	–	9	5,011	4,929
Total	37,615	–	2,487	103	3,483	43,688	43,903
Liabilities:
Trade payables (Refer note no. 2.13)	1,529	–	–	–	–	1,529	1,529
Lease Liabilities (Refer note no. 2.2)	3,165	–	–	–	–	3,165	3,165
Other financial liabilities (Refer Note no. 2.12)	5,844	–	592	–	20	6,456	6,456
Total	10,538	–	592	–	20	11,150	11,150

(1)	The carrying value of debentures approximates fair value as the instruments are at prevailing market rates
(2)	On account of fair value changes including interest accrued
(3)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 82 crore
(4)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at June 30, 2020 is as follows:

 (In crore)

Particulars	June 30, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer note no. 2.3)	2,219	1,520	699	–
Investments in government bonds (Refer note no. 2.3)	13	13	–	–
Investments in liquid mutual fund units (Refer note no. 2.3)	911	911	–	–
Investments in fixed maturity plan securities (Refer note no. 2.3)	80	–	80	–
Investments in certificates of deposit (Refer note no. 2.3)	648	–	648	–
Investments in non convertible debentures (Refer note no. 2.3)	1,642	874	768	–
Investments in government securities (Refer note no. 2.3)	2,989	2,989	–	–
Investments in equity instruments (Refer note no. 2.3)	2	–	–	2
Investments in preference securities (Refer note no. 2.3)	101	–	–	101
Other investments (Refer note no. 2.3)	31	–	–	31
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer note no. 2.5)	70	–	70	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer note no. 2.12)	75	–	75	–
Liability towards contingent consideration (Refer note no. 2.12)(1)	19	–	–	19

(1) Discount rate pertaining to contingent consideration is 13%

During the three months ended June 30, 2020, tax free bonds of 118 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and tax free bonds and non-convertible debentures of 1,038 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2020 was as follows:

 (In crore)

Particulars	March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in government securities (Refer Note no. 2.3)	664	664	–	–
Investments in tax free bonds (Refer Note no. 2.3)	2,122	1,960	162	–
Investments in liquid mutual fund units (Refer Note no. 2.3)	2,019	2,019	–	–
Investments in government bonds (Refer Note no. 2.3)	13	13	–	–
Investments in fixed maturity plan securities (Refer Note no. 2.3)	428	–	428	–
Investments in certificates of deposit (Refer Note no. 2.3)	886	–	886	–
Investments in non convertible debentures (Refer Note no. 2.3)	1,924	1,558	366	–
Investments in equity instruments (Refer Note no. 2.3)	2	–	–	2
Investments in preference securities (Refer Note no. 2.3)	101	–	–	101
Other investments (Refer Note no. 2.3)	30	–	–	30
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer Note no. 2.5)	19	–	19	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer note 2.12)	461	–	461	–
Liability towards contingent consideration (Refer note no. 2.12)(1)	151	–	–	151

(1) Discount rate pertaining to contingent consideration is 14%

During the year ended March 31, 2020, tax free bonds and non-convertible debentures of 518 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on Quoted price, and tax free bonds of 50 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital . Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Other reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.11.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	June 30, 2020	March 31, 2020
Authorized
Equity shares, 5/- par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,129	2,129
425,91,54,628 (425,89,92,566) equity shares fully paid-up
	2,129	2,129

(1) Refer note no. 2.20 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

The reconciliation of the number of shares outstanding and the amount of share capital as at June 30, 2020 and March 31, 2020 is set out below:

(in crore, except as stated otherwise)

Particulars	As at June 30, 2020		As at March 31, 2020
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	425,89,92,566	2,129	435,62,79,444	2,178
Add: Shares issued on exercise of employee stock options	1,62,062	–	5,80,388	–
Less: Shares bought back	–	–	9,78,67,266	49
As at the end of the period	425,91,54,628	2,129	425,89,92,566	2,129

Capital Allocation Policy

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of June 30, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.11.2 DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders is as follows:

(in )

Particulars	Three months ended June 30,
	2020	2019
Final dividend for fiscal 2020	9.50	–
Final dividend for fiscal 2019	–	10.50

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of 9.50/- per equity share for the financial year ended March 31, 2020. The same was approved by the shareholders at the Annual General Meeting held on June 27, 2020 which will result in a cash outflow of 4,046 crore, excluding dividend paid on treasury shares. Payment date for the dividend is July 3, 2020.

2.11.3 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan , up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and remuneration committee). The performance parameters will be based on a combination of relative total shareholders return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) : On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,78,09,235 and 1,82,39,356 shares as at June 30, 2020 and March 31, 2020, respectively under the 2015 plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at June 30, 2020 and March 31, 2020 respectively.

The following is the summary of grants during the three months ended June 30, 2020 and June 30, 2019 :

Particulars	2019 Plan		2015 Plan
	Three months ended June 30,		Three months ended June 30,
	2020	2019	2020	2019
Equity settled RSU
KMPs	2,07,808	1,87,793	2,04,097	2,12,096
Employees other than KMPs	–	–	24,600	12,200
	2,07,808	1,87,793	2,28,697	2,24,296

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of June 30, 2020, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payments.

The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2021 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 1,92,964 performance based RSU’s were granted effective May 2, 2020.

Under the 2019 plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal year 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 1,48,434 performance based RSU’s were granted effective May 2, 2020.

COO and Whole time director

Under the 2019 plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 59,374 performance based RSU’s were granted effective May 2, 2020.

Other KMPs

Under the 2015 plan:

On April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 11,133 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2020. The performance based RSUs will vest over three years based on certain performance targets.

Break-up of employee stock compensation expense

(in crore)

Particulars	Three months ended June 30,
	2020	2019
Granted to:
KMP	17	18
Employees other than KMP	51	40
Total (1)	68	58
	11	1

(1) Cash settled stock compensation expense included in the above

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant with the following assumptions:

Particulars	For options granted in
	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS-RSU	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU
Weighted average share price () / ($ ADS)	674	8.93	728	10.52
Exercise price ()/ ($ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	29-42	29-42	22-30	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-5	0.2-0.3	6-7	1-3
Weighted average fair value as on grant date () / ($ADS)	563	8.23	607	7.84

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non-current
Others
Compensated absences	44	32
Accrued compensation to employees	21	12
Rental deposit	5	5
Total non-current other financial liabilities	70	49
Current
Unpaid dividends	30	30
Others
Accrued compensation to employees	2,650	2,264
Accrued expenses (1)	2,479	2,646
Retention monies	23	30
Payable for acquisition of business - Contingent consideration	19	151
Capital creditors	448	254
Compensated absences	1,573	1,497
Final dividend payable to share holders*	3,576	–
Other payables (2)	332	603
Foreign currency forward and options contracts	75	461
Total current other financial liabilities	11,205	7,936
Total other financial liabilities	11,275	7,985
Financial liability carried at amortized cost	9,564	5,844
Financial liability carried at fair value through profit or loss	61	592
Financial liability carried at fair value through other comprehensive income	33	20
Contingent consideration on undiscounted basis	20	152
(1) Includes dues to subsidiaries	14	2
(2) Includes dues to subsidiaries	26	47
* Pertains to final dividend declared by the Company for fiscal 2020 and approved by the shareholders on June 27, 2020. Payment date for dividend is July3, 2020 (Refer note no 2.11.2).

2.13 TRADE PAYABLES

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Trade payables(1)	1,502	1,529
Total trade payables	1,502	1,529
(1)Includes dues to subsidiaries	263	271

2.14 OTHER LIABILITIES

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Non current
Accrued provident fund liability	92	185
Others
Deferred income	20	22
Withholding taxes and others	239	–
Total non - current other liabilities	351	207
Current
Accrued provident fund liability	20	64
Unearned revenue	2,277	2,140
Client deposits	16	9
Others
Withholding taxes and others(1)	2,148	1,344
Deferred income - government grants	12	–
Total current other liabilities	4,473	3,557
Total other liabilities	4,824	3,764

(1)	Includes withholding tax of 470 crore on final dividend payable to share holders for fiscal 2020 (Refer note no 2.11.2).

2.15 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and others

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Current
Others
Post-sales client support and others	573	506
Total provisions	573	506

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.16 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Current taxes	1,225	1,316
Deferred taxes	145	(64)
Income tax expense	1,370	1,252

Income tax expense for the three months ended June 30, 2020 and June 30, 2019 includes reversal (net of provisions) of 138 crore and 19 crore, respectively. These reversals pertain to prior periods on account of completion of audits in certain jurisdiction.

Deferred income tax for the three months ended June 30, 2020 and June 30, 2019, substantially relates to origination and reversal of temporary differences.

2.17 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, and from licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them. Any capitalized contract costs are amortized, with the expense recognised as the Company transfers the related goods or services to the customer.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Revenue from operations for the three months ended June 30, 2020 and June 30, 2019 is as follows:

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Revenue from software services	20,286	19,068
Revenue from products and platforms	39	63
Total revenue from operations	20,325	19,131

The company has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts;(ii) onerous obligations;(iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The company has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the company continues to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the three months ended June 30, 2020 and June 30, 2019 respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Revenue by offerings
Core	11,203	12,164
Digital	9,122	6,967
Total	20,325	19,131

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company also derives revenues from the sale of products and platforms including Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

2.18 OTHER INCOME, NET

2.18.1 Other income - Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.18.2 Foreign currency - Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognised using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months ended June 30, 2020 and June 30, 2019 is as follows:

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	34	34
Deposit with Bank and others	239	312
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, commercial paper, certificates of deposit and government securities	76	102
Income on investments carried at fair value through other comprehensive income	27	16
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	1	1
Gain / (loss) on liquid mutual funds and other investments	22	62
Interest income on income tax refund	–	–
Exchange gains/(losses) on foreign currency forward and options contracts	32	118
Exchange gains/(losses) on translation of assets and liabilities	7	(22)
Miscellaneous income, net	40	90
Total other income	478	713

2.19 EXPENSES

Accounting Policy

2.19.1 Gratuity

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by Indian law.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profit in the statement of Profit and Loss.

2.19.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

2.19.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.19.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Employee benefit expenses
Salaries including bonus	10,909	10,058
Contribution to provident and other funds	235	232
Share based payments to employees (Refer note no. 2.11)	68	58
Staff welfare	10	32
	11,222	10,380
Cost of software packages and others
For own use	221	185
Third party items bought for service delivery to clients	260	178
	481	363
Other expenses
Power and fuel	23	47
Brand and Marketing	45	115
Short-term leases	11	3
Rates and taxes	42	30
Repairs and Maintenance	279	300
Consumables	6	7
Insurance	24	15
Provision for post-sales client support and others	11	(6)
Commission to non-whole time directors	1	2
Impairment loss recognized / (reversed) under expected credit loss model	86	49
Auditor's remuneration
Statutory audit fees	1	1
Tax matters	–	–
Other services	1	–
Contributions towards Corporate Social Responsibility	113	63
Others	8	46
	651	672

2.20 RECONCILIATION OF BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	June 30, 2020	March 31, 2020
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	3,429	3,410
[Amount paid to statutory authorities 5,229 crore (5,229 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	981	1,305
(net of advances and deposits)(2)
Other Commitments*	14	15

*	Uncalled capital pertaining to investments

(1)

As at June 30, 2020, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 3,293 crore. The claims against the Company majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 5,228 crore.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment’s.

Legal Proceedings

On the matters pertaining to the whistle blower allegations, previously disclosed by the Company on October 22, 2019, the Company has responded to all the inquires received from the Indian regulatory authorities. Additionally, on the matter pertaining to the shareholder class action suit, as previously disclosed by the Company in October 2019, the plaintiff voluntarily dismissed the lawsuit without prejudice on May 21, 2020.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2020 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the three months ended June 30, 2020, the following are the changes in the subsidiaries:

On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Simplus U.K,Ltd and Simplus Ireland,Ltd. from Simplus Europe,Ltd.

The Company’s material related party transactions during the three months ended June 30, 2020 and June 30, 2019 and outstanding balances as at June 30, 2020 and March 31, 2020 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Change in key management personnel

The following are the changes in the Key management personnel

D.N. Prahlad , (resigned as a member of the Board effective April 20, 2020)

Uri Levine (appointed as an independent director effective April 20, 2020)

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended June 30,
	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	33	31
Commission and other benefits to non-executive / independent directors	1	2
Total	34	33

(1)	Total employee stock compensation expense for the three months ended June 30, 2020 and June 30, 2019 includes a charge of 17 crore and 18 crore, respectively, towards key managerial personnel. (Refer to note 2.11)

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.23 SEGMENT REPORTING

The Company publishes this financial statement along with the interim condensed consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim condensed consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru July 15, 2020